Exhibit 99.1

SATIXFY COMMUNICATIONS LTD.

12 Hamada St., Rehovot 670315
Israel

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 12, 2023

The Special Meeting of Shareholders of SatixFy Communications Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel on January 12, 2023 at 12:00 p.m. noon Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.	To ratify the election of Mr. Moshe Eisenberg as an external director of the Company for a three-year term subject to, and in accordance with the Israeli Companies Law – 1999 (the Companies Law.

2.	To ratify the election of Mr. Yoram Stettiner as an external director of the Company for a three-year term subject to, and in accordance with, the Companies Law.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on December 5, 2022 are entitled to notice of and vote at the Meeting.

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the form of proxy attached hereto.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented at the Meeting. Accordingly, you are kindly requested to (i) vote online using the instructions on the enclosed proxy or (ii) complete, date, sign and mail the enclosed proxy at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders wishing to express their position on an agenda item for this Special Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Reut Tevet at 12 Hamada Street, Rehovot 670315 Israel, by no later than Thursday, January 5, 2023. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

The quorum for the Meeting shall be the presence of at least two shareholders in person or by proxy (including by voting deed) holding 33 1∕3% of the voting rights in the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board of Directors may indicate in a notice to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolution on the agenda, can be viewed at the Company's registered office at 12 Hamada Street, Rehovot 670315, Israel, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website www.satixfy.com, and the SEC’s website at www.sec.gov.

SatixFy Communications Ltd.

SATIXFY COMMUNICATIONS LTD.

12 Hamada St., Rehovot 670315
Israel

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of SatixFy Communications Ltd., which we refer to as SatixFy or the Company, to be voted at a Special Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held at 12:00 pm noon (Israel time) on Thursday, January 12, 2023, at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel.

This Proxy Statement, the attached Notice of Special Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Tuesday, December 6, 2022 to holders of SatixFy ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, December 5, 2022, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To ratify the election of Mr. Moshe Eisenberg as an external director of the Company, for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)	To ratify the election of Mr. Yoram Stettiner as an external director of the Company, for a three-year term, subject to, and in accordance with, the provisions of the Companies Law

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Monday, December 5, 2022, we had 78,118,982 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Monday, December 5, 2022, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders in person or by proxy (including by voting deed) holding 33-1/3% of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the General Meeting.

If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the Special Meeting shall stand adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. At such adjourned Special Meeting any number of shareholders shall constitute a quorum for the business for which the original Special Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposals 1 and 2 both require that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposals 1 and 2, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 1 and 2, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from a relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposals 1 and 2; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 1 and 2, as the case may be. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should indicate the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact our Corporate Controller, Reut Tevet, at +972-8-939-3200 or reut.tevet@satixy.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Corporate Controller on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting. by completing and signing the enclosed proxy card or voting instruction form or online using the instructions on the enclosed proxy card. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except as otherwise indicated on the form of proxy card, we will not be able to count a proxy card unless we receive it at our principal executive offices at Hamada 12, Rehovot 670315, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 12.00 p.m. noon (Israel time) on Tuesday, January 10, 2023), or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by12.00 p.m. noon (Israel time) on Tuesday, January 10, 2023 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposals 1 or 2, respectively. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, December 5, 2022. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, December 5, 2022, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, of New York, N.Y., you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Corporate Controller of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Except otherwise indicated on the form of proxy card, shares represented by any proxy card in the enclosed form, if the proxy card is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about December 6, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Controller based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

PROPOSALS ONE AND TWO

RATIFICATION OF ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE American LLC (the “NYSE”), are generally required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. The appointment of external directors must be made by a general meeting of the Company's shareholders no later than three months following the closing of the Company's initial public offering.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of  (each an “Affiliated Party”): (1) the Company; (2) any person or entity controlling the Company on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the Company or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the Company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

•       an employment relationship;

•       a business or professional relationship maintained on a regular basis;

•       control; and

•       service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the NYSE corporate governance requirements for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•       the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•       the total number of shares held by non-controlling shareholders or anyone on their behalf that are voted against the election of the external director does not exceed two percent (2%) of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be re-elected, subject to certain circumstances and conditions, for up to two additional terms of three years each, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, to further three year terms, each re-election subject to one of the following:

•       his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee;

•       the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

•       his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Prior to the closing of the merger contemplated by the Business Combination Agreement (“Business Combination Agreement”), dated as of March 8, 2022, by and among the Company, Endurance Acquisition Corp. and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company, as amended, (the “Closing”), our shareholders elected Mr. Moshe Eisenberg and Mr. Yoram Stettiner as directors of the Company, which appointment became effective immediately after adoption by the Company of its second amended and restated articles of association, which adoption was subject to the Closing, and designated them to serve and hold office as external directors for a term of three years commencing as of the date of the Company's general meeting of shareholders approving their appointment as external directors convened following the Closing.

Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each other committee of our Board that is authorized to exercise the powers of the Board. If their election is ratified and their compensation is approved at the Meeting, Mr. Moshe Eisenberg will continue to serve as the Chairman of our audit committee and as a member of our compensation committee, and Mr. Moshe Eisenberg will continue to serve as the Chairman of our compensation committee and as a member of our audit committee.

The Company has received a statement from each of Mr. Moshe Eisenberg and Mr. Yoram Stettiner in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law.

The Board has also determined that each of Mr. Moshe Eisenberg and Mr. Yoram Stettiner satisfies the independent director requirements under the NYSE listing requirements and that Mr. Moshe Eisenberg is also a "financial expert" under the rules of the NYSE and possesses requisite financial and accounting expertise.

The external directors’ compensation consists of (i) NIS 10,000 plus VAT per month, (ii) a per meeting fee for participation in board of the directors and board committee meetings of NIS 4,000 plus VAT and (iii) reimbursement of expenses incurred in connection with service on the board and board committees.

The background information for each of Mr. Moshe Eisenberg and Mr. Yoram Stettiner, whose election as an external director will be subject to ratification at the Meeting, appears below:

Moshe Eisenberg currently serves as the Chief Financial Officer of Camtek Ltd., a position he has held since 2011. Prior to Camtek, Mr. Eisenberg served as the Chief Financial Officer of Exlibris, a global provider of library automation solution for the academic market, from 2010 to 2011, and as the Chief Financial Officer of Scopus Video Networks Ltd., a leading provider of digital compression, decoding & video processing equipment, from 2005 to 2009. Mr. Eisenberg holds an MBA from Tel Aviv University and a B.Sc. in Agricultural Economics from the Hebrew University of Jerusalem.

Dr. Yoram Stettiner currently serves as the Chief Scientist Officer at Arbe Robotics, Ltd., a position he has held since 2016. Dr. Stettiner is a Signal Processing Ph.D. with 35 years of R&D experience. Dr. Stettiner specializes in RTLS Radio Location and Tracking Systems, Array Processing, Sensor Fusion, Speech Signal Processing and VoIP. Dr. Stettiner has held various leadership positions at eight startups from foundation or early stage, with five of them having gone public or acquired. Dr. Stettiner holds a B.Sc. in Electrical Engineering, a M.Sc. and Ph.D. in Speech Signal Processing all from the Tel Aviv University.

Proposed Resolutions

Proposal 1

“RESOLVED, to ratify the election of Mr. Moshe Eisenberg as an external director of the Company for a three-year term subject to, and in accordance with, the Companies Law”.

Proposal 2

“RESOLVED, to ratify the election of Mr. Yoram Stettiner as an external director of the Company for a three-year term subject to, and in accordance with, the Companies Law”

Required Vote

The vote required for the ratification of each of Proposals 1 and 2 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of each of Proposals 1 and 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

Board Recommendation

The Board recommends that you vote “FOR” the ratification of the election of each of the two external directors.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s final prospectus in connection with its Business Combination Agreement filed with the SEC on September 30, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Rehovot, Israel

December 6, 2022